1.     Nature of Business

     Empresas ICA Sociedad Controladora, S. A. de C.V. ("ICA") is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA's subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions and automobile parking facilities. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, ICA's subsidiaries are engaged in real estate and housing development. In 2000, the Company adopted a formal plan for the disposition of its manufacturing segment and in 2001, the Company sold its interest in the subsidiaries engaged in its construction aggregates segment (see Notes 2 and 25).

     Due the low investment levels in public and private projects and the delay in the bidding of relevant projects in Mexico during recent years, together with the decline in foreign projects which have been adversely affected by the individual economic and market conditions in those foreign countries where the Company has had projects, the Civil Construction segment has suffered recurring operating losses since 1999. These losses have significantly contributed to the Company's consolidated net losses in those years.

     In response, beginning in 2000, the Company has taken a number of measures to mitigate the impact of this situation. These steps have included the conclusion of various foreign projects that have performed poorly, the divestment of assets not essential to its core businesses, continued reduction of costs and expenses, including labor force reductions, and reducing and refinancing a significant portion of its debt that allowed Company to pay-off the principal amount and related interest. To help the Company with its restructuring, recently JP Morgan was hired as it's financial advisor for the restructuring of the convertible bonds maturing in March 2004.

     The Company plans to continue with its process of divesting non-essential assets and to be selective in accepting contracts on projects it believes have a higher probability of being viable and profitable, while avoiding those projects that are perceived to have an unacceptable level of risk. It also intends to continue to improve the structure of its short-term and long-term debt. Though the Company's management believes that these actions will allow the compliance with its obligations, future events or business conditions might impact the ability of the Company to accomplish these results.

     2. Basis of Presentation and Principles of Consolidation

     (a) Basis of Presentation

     The consolidated financial statements of ICA and subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which vary in certain respects from accounting principles generally accepted in the United States of America
("U.S.GAAP"). See Note 29 for a discussion of such differences and for the reconciliation of the Company's financial statements between Mexican GAAP and U.S. GAAP.

     (b) Comprehensive income (loss)

     Comprehensive income (loss) presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2002, 2001 and 2000, the other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, the translation effects of foreign entities which is included in "Insufficiency from Restatement of Capital", and the net income
(loss) of minority  stockholders.  In addition,  the other comprehensive  income
(loss) items for the year ended December 31, 2000 include the unrealized loss on investments in debt securities, net of taxes.


     (c) Principles of Consolidation

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights, are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

                                           Ownership
            Subsidiary                     Percentage       Activity
--------------------------------------------------------------------------------

Sub-Holding:
  Constructoras ICA, S.A. de C.V...... ... .  100       Construction


                                                        Construction and
  Controladora de Empresas de Vivienda,                 commercialization
  S. A. de C. V. ...........................  100       of housing projects

Operating:
  Ingenieros Civiles Asociados, S.A. de
     C.V.............................. .....  100       Heavy and urban
                                                        construction
  ICA Fluor Daniel, S. de R.L. de C.V. ......  51       Industrial construction
  ICA Panama, S.A..................... .....  100       Highway construction

     Acquisitions- In December 2001, the Company acquired stock representing the remaining 50% of ICA Miramar Metro San Juan Corp.


     Sale of Subsidiaries- At various dates during 2002, the Company sold its shares in the subsidiaries Terminal de Cruceros Punta Langosta, Cozumel, S. A. de C. V., Hubard y Bourlon, S. A. de C. V., Propulsora Mexicana de Parques Industriales, S. A. de C. V. and Centro Empresarial Guadalajara, S. A. de C. V. In September 2001, the Company sold its shares in Desarrollo Comercial, Leon, S.
A. de C. V. Condensed information of these companies for the periods ended December 31, 2002, 2001 and 2000 is presented as follows:

Balance Sheet Data:          December 31,
                                2001
                           -------------
Current assets............. Ps.  248,755
Non-current assets.........     430,740
Current liabilities........    (214,911)
Non-current liabilities....    (171,510)
                           -------------
Net assets................. Ps.  293,074
                            ============


Income Statements Data:             Years Ended December 31,
                           --------------------------------------------
                                2002           2001             2000
                           ------------   -------------   -------------
Revenues.................. Ps.  135,958   Ps.   371,522   Ps.   422,503
Operating income..........        3,440          52,055          99,671
Net income................           22           9,796          33,042


     3. Summary of Significant Accounting Policies

     The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:


     (a) Accounting Method for the Treatment of the Effects of Inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information" as amended ("Bulletin B-10"), issued by the Instituto Mexicano de Contadores Publicos, A. C. ("IMCP"). Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"), which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index ("NCPI") published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0759 instead of restating them by a NCPI factor of 1.057 to determine constant Mexican pesos as of December 31, 2002.


     A description of the methods used to restate the financial statements are as follows:

       Inventories and Cost of Sales--Inventories are valued at the price of the last purchase made during the period or at the latest production cost without exceeding the realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

       Real Estate Inventories--Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers.

     Property, Plant and Equipment--Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

                                               Useful    Remaining
                                                lives      useful
                                                            lives
                                              ---------  --------

     Buildings................................ 20 to 50  15 to 42
     Machinery and equipment..................  4 to 10    2 to 5
     Office furniture, equipment and vehicles.   4 to 7    3 to 5

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

     o Investment in Concessions--Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     o Investment in Affiliated Companies--Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with Bulletin B-10.

     o Insufficiency from Restatement of Capital--This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     Restatement of Stockholders' Equity--Stockholders' equity is restated using the NCPI from the respective dates such capital was contributed or earnings
(loss) generated to the date of the most recent balance sheet presented.

     o Foreign Exchange--Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations.

     o (Gain) Loss from Monetary Position--The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Thus losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     (b) Cash Equivalents

     Cash equivalents are stated at the lower of cost plus accrued interest and consist primarily of time deposits with original maturities of ninety days or less.

     (c) Accounting for Construction Contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The  timing of revenue  recognized  is not  necessarily  related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.


     (d) Accounting for Concessions

     From 1991 to 1996, the Company accounted for concession activities that met certain requirements in conformity with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) as permitted by Bulletin A-8 "Supplemental Application of International Accounting Standards" that in accordance with the terms of the concession agreements that were granted to the Company during that period, fulfilled the following requirements in accordance with SFAS 71:

     As required by SFAS No. 71, the regulated concession activities met the following criteria:

     (1) The regulated revenues (tolls to be collected over the term of the concession) are established by an independent third-party regulator.

     (2) The tolls are designed to recover the specific costs of the regulated concession.

(3) It is reasonable to assume that such tolls can be collected.

     Revenues and profits on construction contracts with the regulated concession subsidiary, recognized by the construction subsidiary, are not eliminated in consolidation. Provisions for estimated losses on such contracts are recorded in the period in which such losses are determined.

     (e) Operating Cycle

     Assets and liabilities related to long-term construction contracts are reported as current assets and current liabilities to the extent they will be liquidated in the normal course of contract completion, which may require more than one year.

     (f) Foreign Currency Translation of Subsidiaries' Financial Statements

     The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders' equity under the "Insufficiency from restatement of capital". For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     - Assets and liabilities (monetary and nonmonetary)- Exchange rate in effect at the balance sheet date.

     - Common stock- Exchange rate in effect at the date on which contributions were made.

     - Retained earnings- The exchange rate in effect at the end of the year generated.

     - Revenues, costs and expenses- The ending exchange rate of the period reported.


     (g) Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the following partial payments have been received: 1) 20% of the contract price for sales of land, shopping malls and office buildings, or 2) 10% of the contract price for sales of homes residential type purchased by the ultimate consumer. If there is uncertainty regarding future collection, the revenue is recorded when collected.


     (h) Accounting for Low Income Housing Sales

     The revenues related to sales of low income housing to costumers that have obtained credit from FOVI and INFONAVIT are recognized as revenue once the houses are notarized.


     (i) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.


     (j) Post-Retirement Benefit Plans

     Beginning in 2001, the Company established a pension plan for ICA's management, whereby it provides a defined benefit upon retirement equal to severance payments required to be paid under Mexican Federal Labor Law plus a Company defined contribution based on the participants' years of service at the initial date of the plan. The pension plan is effective beginning in 2003. Additionally, the Company maintains a statutory seniority premium and retirement plan for all its Mexican subsidiaries.

     Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Up to 2002 severance for the ICA's management is recorded within the income statement; the corresponding to employees is charged to results when the liability is determined to be payable.


     (k) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.


     (l) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized. Management periodically evaluates its fairness based on historical tax results, estimated tax profits and the reversal period of deferred tax liabilities. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.


     (m) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. The asset tax is computed at an annual rate of 1.8% of the average of the majority of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     (n) Derivative financial instruments

     The derivative financial instruments used in 2001 and 2000 by the Company are foreign exchange forward contracts intended to hedge the Company's exposure to exchange rate fluctuations. The cost of the instrument was amortized using the straight-line method over the life of the contract and charged to results of operations. The termination date of such contracts was May, 2001. There were no derivative financial instruments in 2002.

     (o) Impairment

     The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The approach to calculate the estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     (p) (Loss) earnings per share

     Basic (loss) earnings per share is computed by dividing (loss) income of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     Diluted (loss) earnings per share is calculated by adjusting the net (loss) income of majority interest and the weighted average number of shares, under the assumption that the Company's convertible debentures have been converted to common stock as of the beginning of each of the periods presented to the extent such calculation is dilutive.

     The Company does not present diluted loss per share when the result of continuing operations is a loss.


4.   Investment in Concessions

     Investment in concessions consists of the following:

                                              December 31,
                                       --------------------------------
                                             2002             2001
                                       --------------    --------------
a.Projects completed and in operation:
    Cost of construction ............. Ps. 4,578,107     Ps. 4,880,801
    Total cost of financing ..........       335,764           312,873
    Depreciation .....................      (399,039)         (379,341)
    Allowance for impairment (Note 4)     (1,336,417)       (1,503,943)
                                           ---------     --------------
                                           3,178,415         3,310,390
                                           ---------     --------------
b.Projects in process of construction:
    Cost of construction .............                         176,313
   Total cost of financing ...........                          47,827
                                                         --------------
                                                               224,140
                                                         --------------

c.Municipal services projects:
    Construction cost ................       386,291           383,391
    Amortization ......................      (52,430)         (48,888)
    Allowance for impairment (Note 4)        (26,712)          (27,191)
                                             --------    --------------
                                             307,149           307,312
                                             --------    -------------
                                       Ps. 3,485,564     Ps. 3,841,842
                                       ==============    ==============

       These projects are further described below:

                                                 Ownership
                                   Date of       Percentage      Balance as of December 31,
                                 Commencement  -------------     --------------------------
    Description of Project      of Operations   2002   2001         2002            2001
-------------------------------  ----------------------------    -----------   -------------
 Corredor Sur, in .........
  Panama .................      1999 y 2000     100            Ps. 2,390,431   Ps. 2,386,902
 Acapulco Tunnel ..........     November 1996   100     100          489,798         514,310
 Punta Langosta Cruise
  Terminal ...............      October 1998    --       88               --         198,131
 Caracas-La Guaira highway,
  in Venezuela ...........      Various         100     100          169,189         224,140
 Parking Facilities .......     Various         100     100          128,998         211,047
 Municipal Services .......     Various         100     100          307,148         307,312
                                                               -------------        ---------

                                                               Ps. 3,485,564   Ps. 3,841,842
                                                               =============   =============

     A description of the Company's primary concessions is provided as follows:

     Corredor Sur

     In August, 1996, the Panamanian Ministry of Public Works (the "State") formally awarded, to one of the Company's subsidiaries, concession for the construction, operation and maintenance of the Corredor Sur highway, having an extension of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

     A summary of the main conditions and obligations of the concession are outlined below:

     - The State shall not offer any subsidies, additional revenues to the Concessionaire during or after the work construction for events of force majeure.

     - Build the necessary enhancements and equip an airport in Albrook, Panama for a maximum amount of ten million U.S. dollars. On December 31, 1999, the Company made the formal delivery of all required equipment for the Albrook Airport.

     - As part of the concession cost, the Concessionaire assumes the payment of the indemnifications that the State has to make for reason of the acquisition or expropriation of privately owned real estate, necessary for the work execution, which shall not exceed 17.8 million U.S. dollars. The indemnifications cost amounted to 27.0 million U.S. dollars. In accordance with the concession agreement, the remaining amount of 9.2 million U.S. dollars is included as part of the concession investment and will be recovered through the granting of rights to fill marine beds.

     - The Concessionaire received from the State approximately 29.5 hectares of land and, as a portion of its recovery of its investment, the rights to fill in the marine bed of 35 hectares to supply, develop and commercialize them during the concession period. Likewise, the Concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2002, the Company still has pending rights to receive 4.1 and 4.4 hectares of firm land and marine beds, respectively.

     The Concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when such index is increased by 5 % or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. If for any reason from the ninth year of the concession's operation, if within three months after each fiscal year, it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession, the Concessionaire is entitled to adjust the toll rates. If the market conditions does not allow for toll rate adjustments, the State guarantees, according to the concession agreement, that the Concessionaire will recover its investment and the accorded yield by extending the term of the concession for the necessary period.

     - Ten years before the Concession's maturity date, the Concessionaire shall submit a bond that guarantees the return of the highway, with the same service level as it had when it was originally built.

     - Upon expiration of the Concession, the works shall be returned to the State, free of any costs, liens and with the same service level as when the highway was originally constructed.



     All the costs incurred in the construction of Corredor Sur were capitalized. The value of the land granted by the Panamanian State are deducted as a recovery of the investment. The land value was determined from appraisals performed by recognized independent appraisal firms.




     Acapulco Tunnel

     On May 20, 1994, the Government of the State of Guerrero (the "State Government") granted, to one of the Company's subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kms tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

     A summary of the main conditions and obligations of the concession title are outlined below:


     - The Concessionaire cannot assign or encumber part or all the rights derived from the Concession or the goods subject to be exploited without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

     The State Government may have the right to deregulate the concession following the procedures provided by law.

     The State Government may, at any time, terminate the concession exploitation term, so long as the total investment recovery has been achieved at the implicit rate in the financial projections certain with the amount definitive of the investment and the financing cost. Upon expiration of the Concession, concession assets shall be returned to the State Government, free of any costs, liens, and under good conditions.

     - The Concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

     - The Concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5 % or more.



     In November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen unextendible additional years due to the fact that the real usage volume was lower than the amount foreseen.

     As of December 31, 2001, as mentioned in Note 4, the Acapulco Tunnel concession was available for sale, as such, was written down to its estimated recoverable value, by determining the present value of the future net cash flows expected to result in the remaining period of the concession. Due to the extension of the concession term on November 25, 2002, the calculation of the estimated recoverable value of the Acapulco Tunnel concession was improved Ps.55,287 and the impairment adjustment recorded in prior year was reversed in 2002 in accordance with Mexican GAAP, however, considering that the tunnel has been available for sale since 2001, an allowance for the same amount was recorded.

     Highway Caracas - La Guaira

     On December 23, 1996 Autopista Concesionada de Venezuela, C.A. ("AUCOVEN"), a subsidiary of the Company, entered into a concession agreement with the Government of Venezuela (the "State") to build, operate, exploit, conserve and maintain under the concession term, a new Caracas-La Guaira Highway and conserve and maintain the old Caracas-La Guaira highway, for a thirty years period.

     The conditions and commitments of the concession contract include the grant of guarantees by the State for the construction financing of the highway system, as well as to maintain the economic-financial equilibrium of the concession in order that the concessionaire can recover its costs and to obtain a fair and equitable remuneration, through the collection and authorized toll increases. However, since the beginning of the operation, the State has not authorized toll rates increases. Therefore the economic-financial equilibrium of the highway system has not been met, nor has the State granted guarantees for the construction of the concession's main project. For such reasons, in June 2000, AUCOVEN notified the State of the State's breach in the concession agreement; however, AUCOVEN continued with the routine maintenance and toll collection of the highway.

     In August 2002, the Company suspended the toll collection as a consequence of receiving pressure from the Chamber of Heavy Transport of the State of Vargas and the lack of minimum conditions of security to carry-out the toll collection.

     As a consequence of the afore mentioned nonfulfillments, on June 1, 2000 AUCOVEN began an arbitration proceeding at the International Center for Settlement of Investment Disputes located in Washington, D. C., U.S.A. ("ICSID") requesting an arbitration proceeding for the breach of the concession agreement and payment of damages. The parties submitted information and documentation to the ICSID in October 2002. On March 21, 2003, the final arguments were presented and if the ICSID does not request additional evidence, is consider that the ICSID could order the final decision during 2003. In opinion of the Company's attorneys, the State should compensate AUCOVEN in accordance with Venezuela's law and the terms of the concession agreements for the damages suffered, thereby, allowing recovery of its investment in the concession.

5. Notes Payable

       Notes payable consist of:
                                             December 31,
                                       --------------------------
                                           2002          2001
                                       -----------  -------------
Notes payable to banks denominated
 in pesos .......................      Ps. 536,180  Ps.   913,191
Notes payable to banks denominated
 in U.S.dollars ...................        234,142        465,329
Other .............................         53,361         30,001
                                       -----------  -------------
                                       Ps. 823,683  Ps. 1,408,521
                                       ===========  =============


     The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of approximately 12.6% and 5.4% in 2002 and 14.28% and 6.44% in 2001, for notes denominated in pesos and U.S. dollars, respectively.

6. Long-Term Debt

Long-term debt consists of the following:

                                                                                           December, 31
                                                                                ---------------------------------
                                                                                      2002              2001
                                                                                ---------------   ---------------
Payable in U.S. dollars:

  U.S.$96.3 million of subordinated debentures convertible into American
    Depositary Shares (ADSs) at any time prior to maturity at a conversion price of U.S.$33.15 per ADS with a maturity in March 2004; interest at 5%
    annually, payable semi-annually in March and September (the Company
    repurchased U.S.$73.1 million during 2002) ............................     Ps.   1,001,863   Ps.   1,670,000

  Notes collateralized by machinery and equipment (net book value of Ps. 196,442 at December 31, 2002); interest at variable rates, ranging from 6 month
    LIBOR rate plus 220 to 300 basis points (4.07% to 4.87% and 6.44% to 7 24%
    at December 31, 2002 and 2001, respectively); principal and interest payable in semi-annual installments through June
    2004 ..................................................................              71,347           149,738

  Loans maturing from October 2001 to October 2011, at an interest rate of LIBOR plus 400 and 412 basis points (5.82% to 5.95% and 8.24% to 8.37% at December
    31, 2002 and 2001, respectively) payable annually, having Corredor Sur's toll revenues as financial
    guarantee .............................................................             661,984           627,832

  Mortgage loan maturing in March 2003 with a fixed interest rate of 9% payable semi-annually (the Company repurchased U.S.$27,261 in 2002), collateralized by land and accounts receivable with a net book value of U.S.$15.6 million at December 31,
    2002 ..................................................................              90,713           198,410

  Loan  maturing  in  September  2008 at an  interest  rate of LIBOR plus 360 basis points (5.42 % and 7.84% at December 31, 2002 and 2001, respectively), collateralized  by the shares of SISSA Coahuila,  S.A .de C.V and by the
    project Revenues ..........................................................         149,346           167,314

  Loans  maturing  from April  2008 to 2010,  with a fixed  interest  rate of
    8.75% and 8.5% at  December 31,2001, payable semi-annually.(eliminated
    during 2002 due to the sale of a subsidiary) ...... .......................              --            45,726

  Other ................................................................... ...         113,947           162,126

Payable in pesos:

Mortgage loan (net book value of Ps.1,032,396 at December 31, 2002) maturing in
    May 2012 at a fixed interest rate of 14.5% for the first year and whit annual increase of 0.90% to complete 22.60%; payable annually as of March
    2005 ..................................................................           1,183,337                --

Mortgage loan (net book value of Ps.294,995 at December 31, 2002) maturing in
    June 2006 bearing interest at rate of TIIE (Equilibrium Interbank Interest
    Rate) plus 250 points (10.89% and 10.4% at December 31, 2002
    and 2001, respectively), payable monthly ..............................             405,200           498,424

Certificates of Ordinary Participation (COP's) maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.5% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance (16.3% and 16.3% as of December 31,
    2002 and 2001, respectively), collateralized by the Acapulco Tunnel's
     toll revenues ................................... ........................         187,640           198,046

Mortgage  loan at a rate of TIIE plus 100 basis  points (9.7 % as of December
    31, 2002), maturing in March 2005 .....................................             131,157                --

Loan in UDI's granted by Acapulco Tunnel's shares and revenues at a rate of TIIE plus 350 basis points (11.39 % as of December 31, 2002), maturing
    in June 2019 ..........................................................              91,261                --

Mortgage loan from the Granelera de Veracruz  Terminal at a rate of TIIE rate plus 3.5 basis  points,  (11.39 % as of December 31, 2002), maturing in
    July 2011   (prepaid in January 2003) ......................................         76,041                --

Loan maturing in 2008 at a variable interest rate of TIIE plus 3.5 basis points
    (11.39% and 14.5% at December 31, 2002 and 2001, respectively),
    payable monthly .......................................................              20,848            26,112

Loan maturing in January 2007, bearing interest at a rate of TIIE plus 184 basis
    points (9.74% at December 31, 2001) (Prepaid in 2002) ......................             --           337,707

Mortgage loan maturing in November 2003, bearing interest at a rate of TIIE plus
    300 basis points (10.9% at December 31,2001) (prepaid in  2002) ............             --            71,727

Notes payable of 21 million UDI's, payable quarterly, maturing in July 2005, at a annual interest rate of 10% plus the adjustment of the UDI balance
    (prepaid in 2002) .....................................................                  --            68,181

Notes payable of 20.8 million UDI's, payable monthly through April 2004, at a annual interest rate of 10.5% plus the adjustment of the UDI balance
    (prepaid in 2002) .....................................................                  --            67,508

Loan maturing in December 2008, bearing interest at a rate of TIIE plus 184 basis points (9.74% at December 31,2001), payable quarterly. (eliminated
    in 2002 due to the sale of a subsidiary) ..............................                  --           127,628

Other .....................................................................              52,240            56,107
                                                                                ---------------   ---------------
                                                                                      4,236,924         4,472,586
Current portion of long-term debt .........................................             318,077           541,930
                                                                                ---------------   ---------------
                                                                                Ps.   3,918,847         3,930,656
                                                                               ================ =================

       The scheduled maturities of long-term debt as of December 31, 2002 is as follows:

           Year Ending December 31,
 --------------------------------------------

    2004...................     Ps. 1,207,405
    2005...................           705,559
    2006...................           604,234
    2007...................           196,693
    2008 and after.........         1,204,956
                                -------------
                                Ps. 3,918,847
                                =============

     Long-term debt and other agreements of the Company's subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2002, the Company was in compliance.

     7. Income Tax, Asset Tax and Employee Statutory Profit

     a. ICA incurs consolidated income tax and tax on assets with its subsidiaries in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion will be calculated based on the average daily equity percentage which the holding company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding company did not file a consolidated tax return.

     b. The income taxes and the employee statutory profit sharing are as follows:

                                                 Year Ended December 31,
                                       -----------------------------------------
                                            2002          2001          2000
                                       -----------   -----------   -------------

Income tax expense (benefit):
   Current ........................... Ps. 160,322   Ps. 193,421   Ps. 138,858
   Deferred ..........................    (493,763)     (624,675)   (1,026,555)
   Deferred tax effect by decrease rate     43.765            --            --
   Change in valuation allowance .....     805,748       648,045       764,886
                                        ----------    ----------    ----------
  .................................... Ps. 516,072   Ps. 216,791   Ps. 122,811)
                                        ==========    ==========    ==========

Employee statutory profit-sharing
 expense (benefit):
   Current ........................... Ps.  58,705   Ps.  (7,034)  Ps.  78,412
   Deferred ..........................     (10,684)      (15,769)      (26,138)
                                       -----------   ------------  -------------
                                       Ps.  48,021   Ps. (22,803)  Ps.  52,274
                                       ===========   ============  =============

     c. The Mexican income tax rate is 35%. Beginning in 2003, the 35% tax rate will be reduced by one percentage point each year until it reaches 32% in 2005. A reconciliation between the statutory income tax rate and the Company's effective income tax rate includes current and deferred income tax of the period as a percentage of income before provisions as follows:

                                           Year Ended December 31,
                                       --------------------------------
                                         2002        2001       2000
                                       -------     -------     -------
Statutory rate ..............          (35.00) %   (35.00) %   (35.00) %

Foreign subsidiary loss .....           11.49        3.99        4.88
Difference between (gain) loss
 from monetary position and
 inflationary adjustment ....            6.84        5.44        8.68
Inflationary effects ........            8.96        8.16        8.50
Change in valuation allowance
  and unrecorded deferred income
  tax .......................              --          --      (44.10)
Unrecorded deferred tax income          77.78       15.00          --
Change in statutory tax rate             8.70          --          --
Sales of fixed assets .......          (38.58)         --          --
Sales of investments ........            8.06          --          --
Other .......................            3.14        7.37      (16.96)
                                      -------     -------      -------

Income tax effective rate ...           51.39        4.96      (74.00)
Tax on assets ...............           51.23        0.06       64.79
                                      -------     -------      -------
Effective rate ..............          102.62 %      5.02 %     (9.21) %
                                      =======     =======      =======

     d. In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

     The amount of the Company's asset tax credits and tax loss carryforwards as of December 31, 2002, are as follows:

          Asset Tax                  Tax Loss
          Credits                   Carryforwards        Year of Maturity
  -------------------------   -----------------------   ------------------------
        Ps. 179,454              Ps.      --              2006
            356,262                       --              2007
            402,529                  742,230              2009
            350,988                  733,613              2010
            286,027                  578,330              2011
            320,822                  213,647              2012
  -------------------------   -----------------------
       Ps.1,896,082             Ps.2,267,820
  =========================   =======================


     e. The main items comprising the asset (liabilities) balance of deferred income taxes at December 31, 2002 and 2001 are as follows:

                                                 December 31,
                                       -------------------------------
Liabilities:                                 2002             2001
                                       -------------------------------
Cost and estimated earnings
 (losses) in excess of billings on
uncompleted contracts and other ...... Ps.  (293,463)   Ps.  (488,529)
Inventories .................. ........      (24,827)         (48,737)
Real estate inventories ...... ........      (71,309)         (88,114)
Property, plant and equipment .........      (42,369)              --
Investment in affiliated companies ....      (26,929)        (127,950)
                                       --------------   --------------
                                             (458,897)       (753,330)
                                       --------------   --------------
Assets:
Accrued expenses and reserves .........       480,281          465,845
Property, plant and equipment .........            --           39,677
Investment in concessions .... ........       212,236          255,610
Advances from customers ...... ........       371,002          426,922
                                       --------------   --------------
                                            1,063,519        1,188,054
                                       --------------   --------------
Subtotal ..................... ........       604,622          434,724
Consolidated carryforward tax losses ..       725,702          587,368
Nonconsolidated carryforward tax losses       761,719          701,593
Tax on assets ................ ........     1,896,082        1,444,158
                                       --------------   --------------
Total net deferred tax asset . ........     3,988,125        3,167,843
Valuation allowance and unrecorded
 deferred income tax asset ... ........    (2,791,368)      (2,285,020)
                                         ------------   --------------
Net deferred tax asset ....... ........     1,196,757          882,823
Net employee statutory profit-sharing
 asset ....................... ........        28,255           17,379
                                       --------------   --------------
Total ........................ ........Ps.  1,225,012   Ps.    900,202
                                       ==============   ==============

     The valuation allowance and unrecorded deferred income tax asset for Ps.2,791,368 in 2002 and Ps.2,285,020 in 2001, corresponds, to the tax on assets and tax loss carryforwards that could expire before they are utilized. During 2002, the valuation allowance was increased by Ps.257,658 and the Company recorded a deferred tax asset for Ps.98,092 with a debit to the income statement, additionally, tax on assets for Ps.207,745 was canceled against the valuation allowance. In 2002 and 2001, the unrecorded benefit for deferred tax asset was Ps.489,957 and Ps.648,044, respectively. Management believes it is more likely that net that the tax benefit of the not deferred tax asset will be realized, however, if the used assumptions differ, the Company would have to make adjustments according to their new estimates and to increase the valuation allowance.

     At December 31, 2002 and 2001 a provision has been recognized for the valuation of deferred asset tax and income tax for tax losses of Ps.2,791,368 and Ps.2,285,020, respectively, because it is estimated that the period for recovering such items might expire before the tax losses are recovered or carried forward, respectively. In determining these provisions, the Companys management considered the trend of historical tax results and the estimate of future profits; however, if circumstances differ from such estimates the provision could be modified.

     f. The balances of  stockholders   equity tax accounts at December 31, 2002
and 2001 are:

                                                December 31,
                                       -------------------------------
                                             2002           2001
                                       --------------  ---------------
    Contributed capital account........Ps.  7,245,380   Ps.  7,795,304
    Net consolidated tax profit account     8,273,349        8,421,283
    Reinvested net consolidated
     tax profit account................            --               --
                                       --------------   --------------
    Total..............................Ps. 15,518,729   Ps. 16,216,587
                                       ==============   ==============

     g. Deferred income taxes attributable to the excess (insufficiency) from restatement of capital of Ps. 62,779 related to the majority interest, were reflected as an adjustment to the excess (insufficiency) from restatement of capital for December 31, 2001.


8.    Commitments and Contingencies

     a. At December 31, 2002 certain subsidiary companies are party to lawsuits incidental to their business, which the Company's management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.


     b. Malla Vial in Colombia.- On November 30, 2000 an arbitration tribunal in Bogota, Colombia resolved the first arbitration claim concerning the interpretation of a contract for the refurbishment of the Malla Vial street network of Santa Fe de Bogota, between Ingenieros Civiles Asociados, S.A. de C.V. ("ICASA"), a subsidiary of the Company, and the Instituto de Desarrollo Urbano (IDU) of the Capital District of Bogota (the "District"). The arbitration award found that the District was responsible for the damages suffered by ICASA derived from unforeseen and unforeseeable events not imputed to ICASA in its performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered the District to reimburse ICASA for its costs and to pay ICASA for the profit expected to be earned during the months of January to May 1999 at present value.

     In its award, the arbitration tribunal offset the claims of the parties and found that the District owed ICASA a net amount of 24,216 million Colombian pesos (approximately U.S. $8.4 million). The District did not seek an appeal of the arbitration award; nor did it seek any addition to or correction of the award.

     On January 26, 2000, ICASA initiated a second arbitration proceeding against the District for damages that resulted from changes made to the design of the street network following the modification of the contract by the District which took effect on June 28, 1999 as well as for the aggressive and hostile action undertaken by the District against ICASA that brought about the suspension of the works. ICASA is seeking 22,000 million Colombian pesos in damages (approximately U.S. $7.7 million). In March 2000, the District counter-claimed for 29,000 million Colombian pesos (approximately U.S. $10.1 million), based on damages allegedly caused to the District as a result of the concepts already judged in the first arbitration favoring ICASA, the unavailability of the street network and the deterioration of a portion of the street network.

     On April 29, 2002, the Arbitration Tribunal issued their final decision on all the pending claims related to the second Malla Vial arbitration. The Arbitration Tribunal decided in favor of the Instituto de Desarrollo Urbano
(IDU) in the amount of $5,092,642,293 Colombian Pesos (approximately U.S.$1.8 million). Furthermore, the Tribunal ordered the parties to terminate their contractual relationship.

     Subsequently, in May 2002, the IDU, as a result of the arbitral decision to terminate the contract, issued a resolution that the Malla Vial contract had expired, and that ICA was obligated to pay an additional indemnification for penalties and fines as stipulated in the contract.

     In September 2002, ICA submitted a complaint before the Administrative Tribunal against the IDU requesting payment of work executed and cost over-runs not yet paid, including any monetary adjustments. The complaint has not been reviewed by any of the Arbitration Tribunals. The approximate amount claimed is U.S.$2.6 million. ICA is also requesting the Administrative Tribunal settle all accounts of parties to this contract.

     Furthermore, in November 2002, ICA presented another complaint before the Administrative Tribunal. In this complaint, ICA requested the Administrative Tribunal to find that the IDU's expiration resolution of the contract as null and void, and to award ICA its economic damages because, through the IDU's actions, ICA is now unable to enter into contracts with the Colombian Government for a period of five years.

     c. Performance guarantees- In the normal course of business, the Company is required to secures construction obligations mainly in relation with the completion of the construction contracts or the quality of the work through the granting of bonds or letters of credit. At December 31, 2002, the Company had granted such bonds or letters of credit mainly to its customers for U.S.$520 million, with a responsibility current amount of U.S.$153 million. These amounts will decrease over time as the Company completes the projects and are accepted by the customers.


     At December 31, 2002, certain affiliated companies which are engaged in the operation of municipal services and construction projects, have outstanding to guarantee its obligations and responsibilities under certain concession arrangements and construction contracts for Ps.128,771 and U.S.$77 million, respectively, with responsibility current amounts of Ps.128,771 and U.S. $26 million, respectively.


     d. Leasing agreements- A principal subsidiary of the Company has entered into a lease agreement for machinery and equipment, tools and service for a 10 year period, which began in October 1998. The lease expense is calculated based on the usage of the machinery and was Ps.43,268, Ps.27,520 and Ps.57,984, for 2002, 2001 and 2000, respectively.


     9. Stockholders' Equity

     a. At December 31, 2002, common stock consisted of one class of common shares at no par value, comprised by the following:

                                         Shares              Amount
                                       -----------      --------------

         Subscribed and paid share.....621,561,433      Ps.    686,928
         Shares held in Treasury....... 71,736,606              79,277
                                       -----------      --------------
                                       693,298,039      Ps.    766,205
                                       ===========      ==============

     Fixed capital amounts to Ps.480,713 and it is represented by 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the shares held in Treasury, 17,435,837 are reserved for the convertible subordinated debentures (see Note 16).


     b. At the Ordinary Stockholder's Meeting held on April 19, 2002, the Stockholder's approved the results of operations for the year ended December 31, 2001. At the Ordinary Stockholder's Meeting held on April 2, 2001, the Stockholders approved the results of operations for the year ended December 31, 2000. Also, the Stockholders agreed to apply losses of Ps.(1,548,424) from year ended December 31, 2000 and the result due to the holding of nonmonetary assets of Ps.(346,525) against the cumulative restatement of common stock and the cumulative restatement of retained earnings (all nominal values). At the Ordinary Stockholders' Meeting held on March 31, 2000, the stockholders approved the results of operations for the year ended December 31, 1999. Also, the stockholders agreed to apply losses from the year ended December 31, 1999 of Ps.1,538,577 and the result due to holding nonmonetary assets of Ps.1,395,301 against the cumulative restatement of common stock (all nominal values).


     c. At the Ordinary Stockholders' Meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company's stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.34,161). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the share plan bonus approved in 1992, designed exclusively for ICA's management. Both plans were approved under the Mexican Securities Market Law.


     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the new option plan, ICA's employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     During 2002 and 2001, under this plan, options were granted to ICA's employees to buy 8,087,866 and 9,323,417, shares at a price of Ps.3.88 and Ps.3.75 per share, respectively. At December 31, 2002, there were no available shares to grant under the plan, and no options at that date have been exercised. As of December 31, 2002 and 2001, 9,166,194 and 6,089,787 option were forfeited. The number of outstanding option at December 31, 2002 and 2001 was 17,518,252 and 12,506,796, respectively.

     d. In accordance with the Ordinary Stockholders' Meeting held on March 31, 2000, the Board of Directors agreed on April 24, 2000 to (all nominal values):

     - Decrease unsubscribed common stock by 3,350,575 shares, from a total share amount of 30,910,543 held in treasury on March 31, 2000.

     - Increase variable capital in an amount of Ps.3,705 (Ps.8,860 additional paid-in capital) represented by 3,350,575 shares.

     e. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid in 2002 on such distribution may be credited against future income tax payable by the Company in the three fiscal years following.

     As a result of the fiscal 2003 tax reform, tax paid on the distribution of the stockholders' equity as of January 1, 2003, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years.



     f. At December 31, 2002 and 2001, stockholders' equity at historical and restated values were as follows:



                                                          2002
                                       -------------------------------------------
                                         Historical   Restatement     Total
                                       ------------- ------------- ---------------
Common stock........................   Ps.   686,928 Ps.   828,947 Ps.   1,515,875
Additional paid-in capital.........        1,585,975     2,878,554       4,464,529
Reserve for repurchase of shares....       1,433,229            --       1,433,229
Accumulated deficit.................      (4,736,470)    1,402,570      (3,333,900)
Insufficiency from restatement of
   capital...........................             --      (387,024)       (387,024)
                                       ------------- ------------- ----------------
                                       Ps.(1,030,338)Ps. 4,723,047 Ps.   3,692,709
                                       ============= ============= ===============

                                                          2001
                                       -------------------------------------------
                                         Historical   Restatement     Total
                                       ------------- ------------- ---------------
Common stock........................   Ps.   686,928 Ps.   856,054 Ps.   1,542,982
Additional paid-in capital..........       1,585,975     2,958,383       4,544,358
Reserve for repurchase of shares....       1,433,229            --       1,433,229
Accumulated deficit.................      (3,413,597)    1,392,239      (2,021,358)
Insufficiency from restatement of
   capital...........................             --      (270,279)       (270,279)
                                       ------------- ------------- ----------------
                                       Ps.   292,535 Ps. 4,936,397 Ps.   5,228,932
                                       ============= ============= ================

     10. Related Party Transactions

     a) Transactions with related parties, carried out in the ordinary course of business, were as follows:


                                                 Year Ended December 31,
                                       --------------------------------------------
                                            2002          2001         2000
                                       ------------- ------------- ----------------
Construction revenues (1)............. Ps.    24,438 Ps.    36,923 Ps.      43,293
Services rendered (2).................        23,984        62,060          53,534
Royalties (3).........................        50,084        46,893          52,883
Interest income (4)...................        14,922        46,060           3,633
Equipment leasing (5)..................       43,268        27,520          57,984


     (1) Revenues from providing construction services to Holding Dicomex, S. A, de C. V. an affiliate of the Company, engaged in the construction of Arcos Bosques Building.

     (2) Primarily relates to administrative services provided to CIMA, an affiliate of the Company, for Ps.23,695, Ps.19,915 and Ps.2,569 for the years ended December 31, 2002, 2001 and 2000, respectively, and administrative services provided to Internacional de Contenedores de Veracruz, S. A. de C. V., an affiliate of the Company, for Ps.34,485 and Ps.38,762 at December 31, 2001 and 2000.

     (3) Royalties paid for using the trade mark Fluor Daniel  Mexico,  S. A. de
C. V., an affiliate of Fluor Corporation.

     (4) Primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company, for Ps.14,922, and Ps.21,995 for the years ended December 31, 2002 and 2001, respectively, and interest income, earned on loans due from ICA Miramar Metro San Juan for Ps.19,703 and Ps.2,640 at December 31, 2001 and 2000.

     (5) Corresponds to the machinery leased from Ameco Services, S. de R. L. de
C. V. of an affiliate Fluor Corporation.


     b) Noncurrent receivables at December 31, 2002 and 2001, include loans granted to SETASA, an affiliate of the company, for U.S.$17.1 million and Ps.165,990, respectively. The loans receivable mature in 2014 and earn an annual interest at the LIBOR rate plus 4.5 points, with interest payable annually beginning September 2004.



     11. Subsequent Events

     Due to the exchange control established by the Government of Venezuela in January 2003 and the operating and maintenance restrictions on the Caracas - La Guaira Highway as discussed in Note 11, the Company's management decided to unconsolidate the assets and liabilities of AUCOVEN and recognize such investment using the equity method beginning January 1, 2003. The net assets at December 31, 2002 were Ps. 55,458.